18006139

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

FOREST SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street; Suite 3700
(No. and Street)

Chicago (City) **Illinois** (State) **60604** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas T. Avello **(312) 239-6275**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404 (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Nicholas T. Avello**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Forest Securities, Inc.** as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

CFO
Title

Sworn and subscribed to me on the

26th day of February, 2018

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Feb 2, 2019

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Forest Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forest Securities, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Forest Securities, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Forest Securities, Inc.'s management. Our responsibility is to express an opinion on Forest Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Forest Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Forest Securities, Inc.'s auditor since 2012.

Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2018

FOREST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	45,515
Receivable from broker/dealers		47,882
Deposit with broker		75,000
Furniture and equipment, net of $63,591 accumulated depreciation		-0-
Other assets		7,795
Total assets	$	176,192

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Accounts payable and accrued expenses			$	102,504
Stockholders' Equity				
Common stock, no par value; authorized 1,000 shares; issued and outstanding 1,000 shares	$	1,000		
Additional paid in capital		60,000		
Retained earnings		12,688		
Total stockholders' equity				73,688
Total liabilities and stockholders' equity			$	176,192

The accompanying notes to the financial statements are an integral part of this statement.

FOREST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

(1) Organization and Description of Business

Forest Securities, Inc. (the Company) was incorporated in the State of Iowa on June 16, 1992. The Company became registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

On December 10, 2012, the Company transferred to an Illinois Corporation and filed a notice of dissolution of the Iowa Corporation.

The Company operates exclusively as a securities broker/dealer and is accordingly required to abide by all applicable rules and regulations of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory bodies. All trades are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions (and related revenue and expenses) are recorded on the trade date of the transactions.

Furniture and Equipment
Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years. Maintenance and repairs are charged to income as incurred.

Cash Equivalents
The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

Income Taxes
The Company files its corporate income tax return on the cash basis. Investment tax credits and job credits are applied as a reduction of federal income taxes using the flow-through method.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2
Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3
Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

(3) **Fair Value Measurement** (continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year. All investments were sold in 2013.

(4) **Deposits with Broker**

The company introduces customer transactions for clearance by another broker-dealer under a clearing agreement on a fully disclosed basis. The Company is required to maintain a deposit with its clearing broker.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligations occurred in 2017.

(5) **Net Capital Requirements**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2017, the Company had net capital and net capital requirements of $65,793 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(6) **Commitments**

The Company leased its office facilities under a lease that expired in April 2017. The Firm is on a month to month lease. For the year ended December 31, 2017, rent expense was $86,063 for Illinois.

(6) **Commitments** (continued)

The Company leases office facilities under this non-cancellable lease agreement which provides for future minimum rents as follows:

Year Ended December 31,	*Minimum Rent*
2018	-0-
Total	$ -0-

There are two five-year extension options available to the Company on the same rent escalation terms as the initial five-year lease.

(7) Contingent Liabilities

In the normal Course of business, the Company may be subject to various litigation and//or arbitration matters. When such matters arise, they are vigorously defended, and numerous meritorious defenses tend to exist. As of December 31, 2017, there are no outstanding Litigations, individually or in the aggregate that would have a material adverse effect on the Company's financial position or the results of Operation.

(8) Indemnifications

The Company's clearing agreements requires the indemnification of the clearing broker that it may sustain from customers' accounts introduced by the Company. The maximum potential amount is subject to Arbitrators decisions and cannot be estimated. The Company believes that it is highly unlikely it will be required to make such payments and has determined that there are no contingent liabilities that would require adjustment to or disclosure in the Company's financial statements.

(9) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 26, 2018, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

FOREST SECURITIES, INC.

REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2017

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Forest Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Forest Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2018

FOREST SECURITIES, INC.
STATEMENT OF EXEMPTION
FOR THE YEAR ENDED DECEMBER 31, 2017

Exemption Report

Forest Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) ii

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) ii throughout the most recent fiscal year without exception.

Forest Securities, Inc.

I, Nicholas T Avello, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

February 26, 2018

[redacted]

FOREST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

**(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)**